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              AMENDMENT NO. 1 TO THE BOARD REPRESENTATION AGREEMENT

     Amendment No. 1 dated as of January 12, 2001, by and among Integrated Brands Inc., Coolbrands International Inc. (formerly Yogen Fruz Worldwide, Inc.), Richard E. Smith, David M. Smith, David J. Stein, Michael Serruya, Aaron Serruya, 1082272 Ontario Inc. and the Serruya Family Trust to the Board Representation Agreement dated October 13, 1997 (the "Agreement").

     WHEREAS, the parties hereto desire to amend and modify the Agreement as set forth herein;

     NOW, THEREFORE, each of the parties agrees that the Agreement is hereby amended as follows:

          1. The fourth paragraph of section 3.3 is hereby amended and replaced in its entirety as follows:

               Each Principal Shareholder agrees to use its best efforts, and shall take all actions to ensure (i) that Michael Serruya and Richard
          E. Smith are elected as the Co-Chairman of Coolbrands and each subsidiary (ii) that Richard E. Smith and David J. Stein are elected as Co-Chief Executive Officers of Coolbrands and each subsidiary and
          (iii) that the Board of Directors of Coolbrands and the Board of Directors of each direct and indirect subsidiary of Coolbrands, and each Committee of the Board of Directors of Coolbrands and each Committee of the Board of Directors of each direct and indirect subsidiary of Coolbrands shall be comprised of members, 50% of whom shall be designated jointly by the Integrated Brands Principal Shareholders and 50% of whom shall be designated jointly by the Yogen Fruz Principal Shareholders.

          2. Except as modified and amended by this amendment, all of the terms of this agreement will remain unchanged and in full force and effect;

          3. This amendment may be executed in two or more counterparts, each of which will constitute for one of the same instrument;




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          IN WITNESS WHEREOF, each of the parties have caused this amendment to be executed as of the date first written above.


                                        /s/ Richard E. Smith
                                        ----------------------------------------
                                        Richard E. Smith


                                        /s/ David M. Smith
                                        ----------------------------------------
                                        David M. Smith


                                        /s/ David J. Stein
                                        ----------------------------------------
                                        David J. Stein


                                        INTEGRATED BRANDS INC.


                                        By /s/ Richard E. Smith
                                           -------------------------------------


                                        By /s/ David J. Stein
                                           -------------------------------------


                                        COOLBRANDS INTERNATIONAL INC.


                                        By /s/ Richard E. Smith
                                           -------------------------------------


                                        By /s/ David J. Stein
                                           -------------------------------------


                                        1082272 ONTARIO INC.


                                        By /s/ Michael Serruya
                                           -------------------------------------


                                        By /s/ Aaron Serruya
                                           -------------------------------------


                                        THE SERRUYA FAMILY TRUST


                                        By /s/ Steven Troster, Trustee
                                           -------------------------------------


                                        By /s/ Sam Serruya, Trustee
                                           -------------------------------------


                                        /s/ Michael Serruya
                                        ----------------------------------------
                                        Michael Serruya


                                        /s/ Aaron Serruya
                                        ----------------------------------------
                                        Aaron Serruya